ASX/MEDIA RELEASE
December 6, 2005

AION Diagnostics Develops Product Pipeline and Commences Preclinical Trials

Perth, Australia - December 6, 2005 - AION Diagnostics Ltd (AION) today announced that it has developed plans for 15 different potential products, as well as commencing preclinical trials on products in the areas of Imaging and BioSensors. The first of these products is expected to be marketed in 2008. AION has already started discussions with the U.S. Food and Drug Administration (FDA).

AION has also moved its primary place of incorporation to the U.S, the world’s largest healthcare and financial market, while creating a new Australian subsidiary. AION Diagnostics Inc. is a wholly owned subsidiary of global bio-nanotech company, pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) and owns the rights to commercialize diagnostics applications of pSivida’s intellectual property for human and animal healthcare.

“AION has come a long way since being spun out of pSivida in September 2004,” said AION Managing Director Dr Anna Kluczewska. “We’ve discovered, proved and patented the use of BioSilicon™ in medical imaging. We believe this technology represents a milestone in preventative medicine, enabling improved diagnosis before disease impacts the body, rather than after.”

AION is focused on the development of products that facilitate accurate and immediate diagnosis, at the early pre-symptomatic stage. Pre-symptomatic detection is a significant advance in the diagnostic sector and will also significantly impact the therapeutics sector as early correct diagnosis of disease will alter the course of disease and the resultant demand for therapeutics. AION has targeted markets where there is a strong patient, provider and government need for early diagnosis that results in the opportunity to save lives and reduce the financial burden on the healthcare system.

pSivida shareholders will receive an entitlement and distribution of AION shares in any public listing.

-ENDS-

pSivida Limited Brian Leedman Investor Relations AION Diagnostics Tel: + 61 8 9226 5099 brian.leedman@aiondiagnostics.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™.

pSivida owns the intellectual property pertaining to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 29 patent families, 36 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.
The Company's strategic partner and largest shareholder is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA).  QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.QinetiQ.com

For more information, visit www.psivida.com and www.aiondiagnostics.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.